Commission File No. 333-8878

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2004

                          ULTRAPETROL (BAHAMAS) LIMITED
                 (Translation of registrant's name into English)

                          H & J Corporate Services Ltd.
                                  Shirlaw House
                                87 Shirley Street
                               Nassau, The Bahamas
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]   Form 40-F [_]

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]  No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

      Attached to this Form 6-K as Exhibit 99.1 is a copy of the Company's report for the nine months ended September 30, 2004, containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          ULTRAPETROL (BAHAMAS) LIMITED
                                  (registrant)


Dated:November 15, 2004                       By: /s/ Felipe Menendez
                                                  -------------------
                                                  Felipe Menendez
                                                   President